Exhibit 12.1

Domtar Corporation

Computation of ratio of earnings to fixed charges

(In millions of dollars, unless otherwise noted)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
	$	$	$	$

Available earnings:
Earnings (loss) before income taxes and equity earnings	53	(51)	107	(27)
Add fixed charges:
Interest expense incurred	25	20	49	42
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	3	2	5	5

Total earnings (loss) as defined	82	(28)	163	22

Fixed charges:
Interest expense incurred	25	20	49	42
Amortization of debt expense and discount	1	1	2	2
Interest portion of rental expense (1)	3	2	5	5

Total fixed charges	29	23	56	49
Ratio of earnings to fixed charges	2.8		2.9	0.4
Deficiency in the coverage of earnings to fixed charges		51.0

(1)	Interest portion of rental expense is calculated based on the proportion deemed representation of the interest component (i.e 1/3 of rental expense).